Exhibit 3.1

Certificate of Amendment

of

Certificate of Incorporation

of

Helios and Matheson Analytics Inc.

Under Section 242 of the Delaware General Corporation Law

Helios and Matheson Analytics Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

The Certificate of Incorporation of the Corporation is hereby amended as follows

Paragraph one (1) of Article Fourth is hereby amended as follows:

“The total number of shares of stock which the Corporation shall have authority to issue is five hundred two million (502,000,000), of which two million (2,000,000) shares with a par value of one cent ($0.01) per share shall be designated as “Preferred Stock” and five hundred million (500,000,000) shares with a par value of one cent ($0.01) per share shall be designated as “Common Stock.”

The foregoing amendment has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware by the vote of a majority of each class of outstanding stock of the corporation entitled to vote thereon.

* * * * *

IN WITNESS WHEREOF, I have signed this certificate this 7th day of February, 2018.

By:	/s/ Theodore Farnsworth
Theodore Farnsworth, Chief Executive Officer